SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X                                    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No  X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement  relating  to  the  operational  statistics for the  first  half  of  2013 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 22, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Voluntary Announcement  in  relation  to  the  Operational  Statistics for the  First  Half  of  2013

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2013 of the Company.

The Company and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Operational Statistics for the first half of 2013

Production	Unit	1H 2013	1H 2012	Change %
Oil and Gas	mmboe	219.46	211.41	3.81
Crude Oil*	mmbbls	165.44	163.09	1.44
Of which: China	mmbbls	153.66	151.96	1.12
Overseas	mmbbls	11.78	11.13	5.84
Natural Gas**	bcf	324.14	289.93	11.80

Refinery Throughput***	Million tonnes	115.44	109.76	5.17
Gasoline	Million tonnes	22.75	19.61	16.01
Diesel	Million tonnes	38.64	39.10	(1.18)
Kerosene incl. Jet Fuel	Million tonnes	8.36	7.25	15.31
Light Chemical Feedstock	Million tonnes	18.82	18.53	1.57

Production	Unit	1H 2013	1H 2012	Change %
Ethylene	’000 tonnes	4,841	4,810	0.64
Synthetic Resins	’000 tonnes	6,730	6,701	0.43
Synthetic Fibers	’000 tonnes	699	674	3.71
Synthetic Rubbers	’000 tonnes	457	475	(3.79)
Urea	’000 tonnes	466	472	(1.27)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	80.75	77.03	4.83
Incl. Retail Volume	Million tonnes	55.52	53.15	4.46
Direct Sales Volume	Million tonnes	16.07	15.68	2.49
Wholesale Volume	Million tonnes	9.16	8.20	11.71

Conversion ratio:

*	Domestic crude is converted at 1 tonne =7.1 barrels, overseas crude 1 tonne =7.27 barrels
**	1 cubic meter = 35.31 cubic feet
***	1 tonne = 7.35 barrels

Note: The above table includes 100% of the production from joint ventures.

Potential investors and shareholders of the Company are reminded that the above operational statistics for the first half of 2013 have not been reviewed or audited. Differences may arise between such statistics and the data disclosed in the interim report due to review and audit adjustment. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Huang Wensheng
Secretary to the Board of Directors

22 July 2013

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 23, 2013